Upholstery International, Inc

8005 W. 183rd Street, Suite E

Tinley Park, IL 60423

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attention:	Larry Spirgel, Assistant Director

Kathleen Krebs

Re:	Upholstery International, Inc

Registration Statement on Form S-1

File No. 333-195209

Request for Acceleration of Effectiveness

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Upholstery International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-195209), as amended (the “Registration Statement”), so that it may become effective at 4.00 p.m. Eastern Daylight Time on July 29, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (708) 372-2726.

Sincerely,

Upholstery International, Inc

/s/ Ken Kovie

Ken Kovie

Chief Executive Officer